UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

 (Name of Issuer)

American Depositary Shares, each representing ten Series B Shares

 (Title of Class of Securities)

40051E202

(CUSIP Number)

Ligia C. González Lozano, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: +(52 55) 5133-2500

With a copy to:

Glenn M. Reiter, Esq.
Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,746,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 37,746,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to American Depositary Shares, each representing ten Series B Shares, without par value (the “Series B Shares”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Issuer”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. The principal executive offices of the Issuer are located at Bosque de Alisos No. 47A — 4th Floor, Bosques de Las Lomas, 05120 Mexico, D.F.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Grupo ADO, S.A. de C.V. (the “Reporting Person”), a corporation (sociedad anónima de capital variable) organized under the laws of Mexico, by virtue of its right to acquire the beneficial ownership of the Issuer’s Series B Shares as described in item 4 below. Approval of the transaction by the Mexican federal antitrust commission was published on December 21, 2011, and the closing is expected to take place on or about January 4, 2012.

The business address of the Reporting Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.

The Reporting Person primarily serves as a holding company for a series of companies principally engaged in the business of bus transportation in Mexico offering scheduled passenger, tourist, urban and personal transportation. The Reporting Person has broad experience in management of passenger terminals, transport logistics, tourism and commercial operations.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of the Reporting Person (the “Related Persons”) are set forth on Schedule I attached hereto which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Related Person  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is incorporated by reference in this Item 3.

The Reporting Person will, pursuant to the Stock Purchase Agreement described in Item 4 below, indirectly acquire 37,746,290 Series B Shares of the Issuer for an aggregate purchase price of US$196,645,542 with cash and cash equivalents on hand and with a portion of the proceeds of a loan from Banco Santander (Mexico), Institución de Banca Múltiple and Grupo Financiero Santander that the Reporting Person borrowed on January 3, 2012 in connection with the Stock Purchase Agreement and ITA Stock Purchase Agreement. The amount of such loan is US$40,000,000 with interest at an annual rate of 1.7082%. The loan will mature on January 10, 2012, unless renewed by the Reporting Person for additional seven day periods. A copy of the promissory note representing the loan will be filed by amendment to this Schedule 13D.

Item 4.  Purpose of Transaction.

The purpose of the transactions described below is for the Reporting Person to acquire a significant stake in the Issuer and a significant stake in Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”), a corporation (sociedad anónima de capital variable) organized under the laws of Mexico and a significant shareholder of the Issuer, which holds all of the Series BB shares (“Series BB Shares”) of the Issuer and provides management and consulting services to the Issuer relating to the operation of its airport concessions.

On November 7, 2011, the Reporting Person entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Agrupación Aeroportuaria Internacional III, S.A. de C.V. (“AAI III”), pursuant to which AAI III has agreed to sell to the Reporting Person 37,746,290 Series B Shares, for an aggregate purchase price of US$196,645,542. The closing of the transactions under the Stock Purchase Agreement is subject to customary closing conditions. The foregoing is qualified in its entirety by reference to the Stock Purchase Agreement filed as Exhibit A to this Schedule 13D, which is incorporated by reference.

In connection with the Stock Purchase Agreement, on November 7, 2011, the Reporting Person also entered into a stock purchase agreement (the “ITA Stock Purchase Agreement”) with Fernando Gerardo Chico Pardo pursuant to which Mr. Chico has agreed to sell to the Reporting Person all the outstanding shares of Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”), a corporation (sociedad anónima de capital variable) organized under the laws of Mexico , which is owned and controlled directly and indirectly by Mr. Chico Pardo and that, in turn, owns 4,706,125 series D shares of ITA, representing 49% of the total outstanding shares of ITA. The ITA Stock Purchase Agreement also provides the Reporting Person with an option to acquire an additional 1% interest in the outstanding shares of ITA, which option is exercisable from January 1, 2013 until March 31, 2013. The closing of the transactions under the ITA Stock Purchase Agreement is subject to customary closing conditions.  In addition, Mr. Chico Pardo, Corporativo Galajafe and ITA agreed to enter into a side letter ( the “ITA Side Letter”) pursuant to which, among other things, the unanimous consent of the directors of ITA will be required in order for ITA to take certain actions with respect to the shares of the Issuer that it owns, including, without limitation, the following: (i) exercise the veto right of ITA in general shareholders’ meetings of the Issuer pursuant to the by-laws of the Issuer; (ii) sell or alienate the shares of the Issuer owned by ITA; (iii) resolve the way in which the voting rights of the shares of the Issuer owned by ITA will be exercised in connection with the approval of the development master program, the business plan and the investments plan for the Issuer and any amendments thereto, in the event such matters are discussed in the general shareholders’ meeting of the Issuer; and (iv) resolve the way in which the shares of the Issuer owned by ITA will be voted with respect to the Issuer and its subsidiaries in which ITA has a participation and the right to vote in certain matters according to the by-laws of such entities. The foregoing is qualified in its entirety by reference to the form of the ITA Side Letter filed as Exhibit B to this Schedule 13D, which is incorporated by reference.

Following the closing of the transactions, the Reporting Person will own, directly or indirectly, 100% of the total capital stock of Corporativo Galajafe, which will own (i) 37,746,290 Series B Shares, representing 13.6% of the outstanding Series B Shares of the Issuer, and (ii) 49% of the outstanding shares of ITA, which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer.

ITA, as the holder of Series BB Shares, is entitled to special voting rights as set forth in the bylaws of the Issuer, which are described below and in Item 10 of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on May 5, 2011.

Upon completion of the transaction and pursuant to the terms of the by-laws of the Issuer, the Reporting Person will be entitled to appoint one member to the board of directors of the Issuer and, pursuant to the ITA Side Letter, will be entitled to agree with the other shareholders of ITA on the way in which the special voting rights of the Series BB Shares will be exercised, including with respect to the: (i) appointment of two members and their alternates to the board of directors at the Issuer; (ii) nomination of candidates for the appointment of the chief executive officer to the board of directors at the Issuer; (iii) removal of the chief executive officer; and (iv) appointment and removal of one half of all the executive officers of the Issuer.

Other than as described in this Schedule 13D, the Reporting Person and, to the knowledge of the Reporting Person, without independent verification, each of the Related Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that the Reporting Person intends to appoint a member to the board of directors of the Issuer at the next annual meeting of shareholders. The Reporting Person, however, retains the right to acquire additional Series B Shares, to sell some or all of its Series B Shares, or to modify its plans with respect to any of the matters of the type described in subparagraphs (a)-(j) of Item 4.  Any such purchases, sales or other transactions, plans or proposals may be made at any time without additional prior notice.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

(a) –(b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Grupo ADO, S.A. de C.V. (through Corporativo Galajafe, S.A. de C.V.)	37,746,290(1)	13.6%(2)	37,746,290	0	37,746,290	0

(1)
The Reporting Person may be deemed, for U.S. federal securities law purposes, to be the beneficial owner of 37,746,290 Series B Shares that will be acquired pursuant to the Stock Purchase Agreement.  The Reporting Person, however, is not  for U.S. federal securities law purposes, the beneficial owner of the 22,950,000 Series BB Shares which are the subject of the ITA Side Letter and the Reporting Person disclaims beneficial ownership of all such Series BB Shares. The Series BB Shares may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Consequently, the total amount of Series B Shares deemed to be beneficially owned by the Reporting Person includes the amount of Series B Shares to be acquired pursuant to the Stock Purchase Agreement, but not the number of Series B Shares into which the Series BB Shares are convertible, subject to the condition described above.

(2)	The Issuer has 277,050,000 Series B Shares outstanding, as reported by the Issuer in Item 7 of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on May 5, 2011.

(c)  Except as set forth in Item 4, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Related Persons has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Person, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.

(e) Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference in this Item 6.

Except as disclosed in this Schedule 13D, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Stock Purchase Agreement between Agrupación Aeroportuaria International III, S.A. de C.V. and Grupo ADO, S.A. de C.V., dated November 7, 2011.

Exhibit B	Form of Side Letter between Fernando Gerardo Chico Pardo, Corporativo Galajafe, S.A. de C.V. and Inversiones y Técnicas Aeroportuarias, S.A. de C.V.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2012	Grupo ADO, S.A. de C.V. ______________________________ /s/Ligia C. González Lozaro Name: Ligia C. González Lozaro Title: General Counsel

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Grupo ADO, S.A. de C.V.

The name, current principal occupation or employment of each director and executive officer of the Reporting Person are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Reporting Person. The business address of each director and officer is Av. Ignacio Zaragoza No. 200, Edif. B, Cal. Siete de Julio, C.P. 15390 Mexico, D.F. Except for the directors and officers identified below, all other directors and executive officers listed below are Mexican citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Juan Carlos Uriarte Amann*
Mr. Uriarte Amann has been Chairman of the Board of Directors of the Reporting Person since April 2008. He served as Secretary of the Board and affiliated companies from 2003 to 2008. Mr. Uriarte also is a member of the Board’s Executive Committee.

José Antonio Pérez Antón*
Mr. Pérez Antón has been a member of the Board of Directors of the Reporting Person since 2005. Mr. Pérez Antón also serves as a member of the Board’s Executive Committee and as Chief Executive Officer of the Reporting Person since March 2006.

Aurelio Pérez Alonso*
Mr. Pérez Alonso has been a member of the Board of Directors of the Reporting Person since 2005. Mr. Pérez Alonso also serves as a member of the Board’s Executive Committee and as Deputy Chief Executive Officer of the Reporting Person since March 2006.

Ricardo Álvarez Cordero*	Mr. Álvarez Cordero has been a member of the Board of Directors of the Reporting Person since April 2010. Mr. Álvarez Cordero also serves on the board of directors of Banamex.

Germán Antonio González Quintero*
Mr. González Quintero has been a member of the Board of Directors of the Reporting Person and affiliated companies since 1994. He has also served in other capacities on the management of the Reporting Person and affiliated companies since 1970.

Agustín Irurita Pérez*
Mr. Irurita Pérez has served as a member of the Board of Directors of the Reporting Person and affiliated companies since 1984. He previously served as Chairman of the Board and Chief Executive Officer of the Reporting Person from 2005 to March 2006.

Hans Joachim Kohlsdorf*
Mr. Joachim Kohlsdorf is a German citizen and he was appointed as a member of the Board of Directors of the Reporting Person in April 2011. Mr. Joachim Kohlsdorf also serves as chairman of the board of directors and chief executive officer of Siemens for the Meso – America region.

José Antonio Muñiz Álvarez*
Mr. Muñiz Álvarez has served as member of the Board of Directors of the Reporting Person and affiliated companies since 1984. He previously served as Chairman of the Board from April 2007 to April 2008, and from 2005 to 2007, he served as Treasurer of the Board.

José Antonio Rosillo Díaz*	Mr. Rosillo Díaz has served as a member of the Board of Directors of the Reporting Person since April 2007.

José Vieira Lima*	Mr. Vieria Lima is a Portuguese citizen and has served as member of Board of Directors of the Reporting Person since April 2009.

Name	Current Principal Occupation or Employment
Luis Antonio Zubieta Bojórquez*	Mr. Zubieta Bojorquez has served as a member of the Board of Directors of the Reporting Person and affiliated companies since 1991.

Alfonso José Stransky Paniagua	Mr. Stransky Paniagua has served as the Reporting Person’s Chief Financial Officer since 2002.

Wilfrido Mercado Gómez
Mr. Mercado Gómez has served as General Manager of the Reporting Person’s Transportation Division since April 2001. Previously, Mr. Mercado Gómez served in other capacities on the management of the Reporting Person and affiliated companies since 1983.

Diego Landa Vértiz	Mr. Landa Vertiz has served as General Manager of the Reporting Person’s Commercial Division since 2004.

Luis Fernando Lozano Bonfil
Mr. Lozano Bonfil has served as General Manager of the Reporting Person’s Development Division since January 2008. Previously, Mr. Lozano Bonfil served in other capacities on the management of the Reporting Person and affiliated companies since 2000.

Ricardo Herrera Estrella	Mr. Herrera Estrella has served as the Reporting Person’s Internal Auditor since 2003.

Verne Lizano Povedano	Mr. Lizano Povedano has served as the Reporting Person’s Chief Information Officer since 2005.

José Arturo German Belmont	Mr. German Belmont has served as the Reporting Person’s Human Resources Director since January 2005.

Ligia C. González Lozano	Mrs. González Lozano has served as the Reporting Person’s General Counsel since 2005.

EXHIBIT INDEX

Exhibit No.	Description
A
Stock Purchase Agreement between Agrupación Aeroportuaria International III, S.A. de C.V. and Grupo ADO, S.A. de C.V., dated November 7, 2011 (incorporated by reference to Exhibit E to Amendment No. 12 to the Schedule 13D filed by Fernando Chico Pardo and others with the Securities and Exchange Commission on November 16, 2011).

B
Form of Side Letter between Fernando Gerardo Chico Pardo, Corporativo Galajafe, S.A. de C.V. and Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (incorporated by reference to Exhibit F to Amendment No. 12 to the Schedule 13D filed by Fernando Chico Pardo and others with the Securities and Exchange Commission on November 16, 2011).